Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports 2018 Third Quarter Results

Highlights

●	Third quarter 2018 revenues increased by 32.1% to $37.6 million, net of $1.7 million attributed to the non-cash impact of warrants, compared to $28.4 million, net of $0.1 million attributed to the non-cash impact of warrants in the prior year period.

●	Third quarter 2018 GAAP operating income of $3.1 million, or 8.2% of revenue; non-GAAP operating income of $4.9 million, or 13% of revenue, net of 367 basis points attributed to the non-cash impact of warrants.

●	Third quarter 2018 GAAP net income of $3.1 million, or $0.09 per diluted share; non-GAAP net income of $4.8 million, or $0.13 per diluted share.

●	Third quarter warrants impact on Non-GAAP Gross margin was 206 basis points, operating margin 367 basis points and Non-GAAP net margin 368 basis points.

●	Company continues to benefit from the market success of HD with orders of more than 200 systems and upgrades to date.

Rosh-Ha’Ayin, Israel – November 12, 2018 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the third quarter ended September 30, 2018.

Beginning as of the fourth-quarter of 2017, non-GAAP figures are presented using a different methodology compared to previous periods as a result of comments received from the U.S. Securities and Exchange Commission. These changes also impact the Company’s guidance methodology, the details of which can be found at the end of today’s press release.

Kornit reported that third quarter 2018 revenue increased by 32.1% to $37.6 million, net of $1.7 million attributed to the non-cash impact of warrants, compared to the prior year period of $28.4 million, net of $0.1 million attributed to the non-cash impact of warrants. Higher revenue in the quarter was attributable to widespread growth across geographies and customers, and the delivery of systems on a large customer program.

GAAP operating income increased to $3.1 million, compared to the prior-year period operating loss of $0.2 million. Non-GAAP operating income increased by 208.4% to $4.9 million, or 13% of revenue, compared to the prior year period of $1.6 million, or 5.6% of revenue. Increased operating income was the result of increased revenue and higher operating leverage, partially offset by an unfavorable product mix, as more systems were sold during the period.

Ronen Samuel, Kornit Digital’s Chief Executive Officer commented, “We are pleased to report strong third quarter results, with sales increasing by more than 30% compared to last year quarter as the market success of our leading industrial DTG systems continues to modernize the retail supply chain. Our sales are accelerating as our customers respond to dynamic challenges to reduce printed apparel run length and lead times while minimizing inventory risk. We firmly believe that Kornit is uniquely positioned to address these evolving priorities with the right technology that delivers superior print quality and hand-feel to end consumers.”

“Our latest-generation HD products are receiving unprecedented market success, with more than 200 orders of systems and upgrades to date. The success of the HD leads another wave of Kornit innovation, as we are progressing well with customer beta testing of a new mass production system slated for broader availability in 2019, and the launch of our dark poly solution that was announced during our recent investor day. These technological enhancements add to our recent momentum and present a clear path to achieving our long-term goals.”

Third Quarter Results of Operations

Kornit reported third quarter revenues, net of the non-cash impact of warrants, of $37.6 million, compared with the prior-year period level of $28.4 million. The total non-cash impact of the warrants deducted from revenues was $1.7 million in the third quarter of 2018 and $0.1 million in the third quarter of 2017.

On a GAAP basis, third quarter gross profit was $18.9 million, compared with $14.6 million, in the prior-year period. Non-GAAP gross profit in the third quarter was $19.2 million, or 51.1% of revenues, compared with $14.8 million, or 52% of revenues in the third quarter of 2017. The lower gross margin was primarily due to the effect of warrants in the period.

On a GAAP basis, total operating expenses in the third quarter were $15.9 million, compared to $14.8 million in the corresponding prior-year period. Non-GAAP operating expenses in the third quarter increased to $14.3 million, or 38.1% of revenues, compared to $13.2 million, or 46.5% of revenues, in the corresponding prior-year period.

Third quarter GAAP research and development expenses were $5.1 million, compared to $5.8 million in the corresponding prior-year period. Third quarter non-GAAP research and development expenses were $4.8 million, or 12.8% of revenues, compared to $5.6 million, or 19.6% of revenues, in the prior-year period.

Third quarter GAAP selling and marketing expenses were $6.5 million, compared to $5.3 million in the corresponding prior-year period. Third quarter non-GAAP selling and marketing expenses were $5.9 million, or 15.7% of revenues, compared to $4.8 million, or 16.8% of revenues, in the equivalent prior-year period.

Third quarter GAAP general and administrative expenses were $4.2 million, compared to $3.4 million in the corresponding prior-year period. Third quarter non-GAAP general and administrative expenses were $3.6 million, or 9.6% of revenues, compared to $2.9 million, or 10.1% of revenues, in the corresponding prior-year period.

On a GAAP basis, third-quarter operating income was $3.1 million, compared to operating loss of $0.2 million during the corresponding prior-year period. Non-GAAP operating income in the third quarter increased to $4.9 million, compared to $1.6 million in the equivalent prior-year period. As a percent of revenues, non-GAAP operating margin for the third quarter was 13% of revenues, compared with 5.6% of revenues in the third quarter of 2017.

On a GAAP basis, the Company reported net income of $3.1 million, or $0.09 per diluted share, compared to net loss of $0.1 million in the third quarter of 2017. Non-GAAP net income for the third quarter of 2018 was $4.8 million, or $0.13 per diluted share, compared to non-GAAP net income of $1.5 million, or $0.04 per diluted share, in the corresponding prior year period.

Q3 Warrants impact:

	Three Months Ended
	September 30,
	2018		2017
	Net of Warrant Impact	Warrant Impact increase (decrease)	Net of Warrant Impact	Warrant Impact increase (decrease)

Revenues	$37.6M	$1.7M	$28.4M	$0.1M

Non-GAAP Gross Margin	51.1%	206bps	52.0%	25bps

Non-GAAP Operating Margin	13.0%	367bps	5.6%	49bps

Non-GAAP Net Margin	12.9%	368bps	5.3%	50bps

Non-GAAP Diluted Earnings Per Share	$0.13	$0.05	$0.04	$0.01

Balance Sheet and Cash Flow

At September 30, 2018, the Company had cash, deposits and marketable securities of $110.9 million, and no long-term debt. Cash flow provided by operations was $11 million during the third quarter of 2018, attributable mainly to higher net profit.

Fourth Quarter 2018 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

The Company will host a conference call on Monday, November 12 at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-800-239-9838 or +1-323-794-2551. The toll-free Israeli number is 1 80 921 2883. The confirmation code is 8753465.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 8753465. The telephonic replay will be available beginning at 8:00 p.m. ET on Monday, November 12, 2018, and will last through 11:59 p.m. ET on Monday, November 26, 2018. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the degree of our success in developing, introducing and selling new or improved products and product enhancements, the extent of our ability to consummate sales to large accounts with multi-system delivery plans, the degree of our ability to fill orders for our systems, the extent of our ability to continue to increase sales of our systems and ink and consumables, the extent of our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, the extent of our success in marketing, and those additional factors referred to under “Risk Factors” in the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2018. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, amortization of acquired intangible assets and restructuring expenses and their tax effect. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Revenues
Products	$92,207	$75,734	$33,357	$25,328
Services	12,380	8,404	4,234	3,119
Total revenues	104,587	84,138	37,591	28,447

Cost of revenues
Products	39,274	34,646	14,042	10,571
Services	13,571	9,836	4,624	3,280
Total cost of revenues	52,845	44,482	18,666	13,851

Gross profit	51,742	39,656	18,925	14,596

Operating expenses:
Research and development	15,681	15,187	5,092	5,845
Selling and marketing	18,719	16,126	6,518	5,297
General and administrative	12,257	9,545	4,203	3,407
Restructuring expenses	321	339	55	246
Total operating	46,978	41,197	15,868	14,795
Operating income (loss)	4,764	(1,541)	3,057	(199)
Financial income, net	1,092	298	264	205
Income (loss) before taxes on income	5,856	(1,243)	3,321	6

Taxes on income	404	403	208	130
Net income (loss)	5,452	(1,646)	3,113	(124)

Basic net income (loss) per share	$0.16	$(0.05)	$0.09	$(0.00)

Weighted average number of shares used in computing basic net income (loss) per share	34,372,064	34,445,168	34,513,629	34,883,772

Diluted net income (loss) per share	$0.16	$(0.05)	$0.09	$(0.00)

Weighted average number of shares used in computing diluted net income (loss) per share	35,151,714	34,445,168	35,673,298	34,883,772

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$52,845	$44,482	$18,666	$13,851
Cost of product recorded for share-based compensation (1)	(340)	(325)	(151)	(121)
Cost of service recorded for share-based compensation (1)	(268)	(147)	(116)	(64)
Intangible assets amortization on cost of product (2)	(75)	(75)	(25)	(25)
Non-GAAP cost of revenues	$52,162	$43,935	$18,374	$13,641

GAAP gross profit	$51,742	$39,656	$18,925	$14,596
Gross profit adjustments	683	547	292	210
Non-GAAP gross profit	$52,425	$40,203	$19,217	$14,806

GAAP operating expenses	$46,978	$41,197	$15,868	$14,795
Share-based compensation (1)	(3,276)	(2,721)	(1,237)	(1,060)
Intangible assets amortization (2)	(723)	(943)	(241)	(266)
Restructuring expenses	(321)	(339)	(55)	(246)
Non-GAAP operating expenses	$42,658	$37,194	$14,335	$13,223

GAAP Taxes on income	$404	$403	$208	$130
Tax effect on to the above non-GAAP adjustments	286	443	105	137
Non-GAAP Taxes on income	$690	$846	$313	$267

GAAP net income (loss)	$5,452	$(1,646)	$3,113	$(124)
Share-based compensation (1)	3,884	3,193	1,504	1,245
Intangible assets amortization (2)	798	1,018	266	291
Restructuring expenses	321	339	55	246
Tax effect on to the above non-GAAP adjustments	(286)	(443)	(105)	(137)
Non-GAAP net income (*)	$10,169	$2,461	$4,833	$1,521

GAAP diluted earning (loss) per share	$0.16	$(0.05)	$0.09	$(0.00)

Non-GAAP diluted earning per share	$0.29	$0.07	$0.13	$0.04

Weighted average number of shares

Shares used in computing GAAP diluted net earning (loss) per share	35,151,714	34,445,168	35,673,298	34,883,772

Shares used in computing Non-GAAP diluted net earning per share	35,423,185	34,877,281	35,905,930	35,242,293

(1) Share-based compensation
Cost of product revenues	340	325	151	121
Cost of service revenues	268	147	116	64
Research and development	695	569	293	272
Selling and marketing	842	688	366	258
General and administrative	1,739	1,464	578	530
	3,884	3,193	1,504	1,245
(2) Intangible assets amortization
Cost of product revenues	75	75	25	25
Selling and marketing	723	943	241	266
	798	1,018	266	291

(*)	Non-GAAP net income has been updated from prior reports (a) to remove the adjustment for the non-cash impact of the warrants deducted from revenues, and (b) to reflect the tax effect of the non-GAAP adjustments.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,099	$18,629
Short-term bank deposit	9,500	4,500
Marketable securities	22,048	5,537
Trade receivables, net	30,620	23,245
Inventory	25,212	34,855
Other accounts receivable and prepaid expenses	4,750	2,661
Total current assets	106,229	89,427

LONG-TERM ASSETS:
Marketable securities	65,278	68,835
Deposits and prepaid expenses	712	627
Severance pay fund	377	523
Deferred tax asset	622	564
Property and equipment, net	14,023	11,230
Intangible assets, net	1,277	2,076
Goodwill	5,092	5,092
Total long-term assets	87,381	88,947

Total assets	$193,610	$178,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$12,311	$12,439
Employees and payroll accruals	6,844	6,338
Deferred revenues and advances from customers	1,960	1,697
Other payables and accrued expenses	5,283	5,046
Total current liabilities	26,398	25,520

LONG-TERM LIABILITIES:
Accrued severance pay	1,284	1,232
Payment obligation related to acquisition	-	334
Other long-term liabilities	744	589
Total long-term liabilities	2,028	2,155

SHAREHOLDERS’ EQUITY	165,184	150,699

Total liabilities and shareholders’ equity	$193,610	$178,374

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Income (loss)	$5,452	$(1,646)	$3,113	$(124)
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:
Depreciation and amortization	3,603	3,631	1,236	1,204
Fair value of warrants deducted from revenues	3,190	2,502	1,657	149
Share-based compensation	3,884	3,193	1,504	1,245
Amortization of premium on marketable securities	339	404	98	127
Realized gain on sale of marketable securities	-	(29)	-	-
Decrease (increase) in trade receivables	(7,584)	(730)	2,557	(3,624)
Increase in other receivables and prepaid expenses	(2,109)	(396)	(1,587)	(1,143)
Decrease (increase) in inventory	8,919	(11,631)	(125)	(2,979)
Increase (decrease) in deferred taxes, net	(25)	(641)	194	(458)
Decrease (increase) in other long term assets	(88)	(15)	9	(209)
Increase (decrease) in trade payables	(233)	(1,538)	1,959	522
Increase (decrease) in employees and payroll accruals	521	(194)	(238)	639
Increase (decrease) in deferred revenues and advances from customers	289	217	(123)	909
Increase in other payables and accrued expenses	791	754	588	632
Increase in accrued severance pay, net	198	242	89	214
Increase (decrease) in other long term liabilities	155	501	(20)	132
Loss from sale of property and Equipment	-	228	-	199
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	340	(798)	47	(203)

Net cash provided by (used in) operating activities	17,642	(5,946)	10,958	(2,768)

Cash flows from investing activities:

Purchase of property and equipment	(4,906)	(4,500)	(3,662)	(1,069)
Proceeds from sale of property and equipment	-	6	-	6
Investment in bank deposits	(5,000)	-	(2,000)	-
Proceeds from sale of marketable securities	-	38,312	-	-
Proceeds from maturity of marketable securities	3,354	6,740	1,204	-
Purchase of marketable securities	(16,680)	(79,255)	(10,550)	(8,607)
Net cash used in investing activities	(23,232)	(38,697)	(15,008)	(9,670)

Cash flows from financing activities:

Proceeds from secondary offering, net	-	35,077	-	-
Exercise of employee stock options	1,997	2,343	930	996
Payment of contingent consideration	(900)	(1,400)	-	-
Net cash provided by financing activities	1,097	36,020	930	996

Foreign currency translation adjustments on cash and cash equivalents	(37)	124	(4)	25
Decrease in cash and cash equivalents	(4,493)	(8,623)	(3,120)	(11,442)
Cash and cash equivalents at the beginning of the period	18,629	22,789	17,223	25,707
Cash and cash equivalents at the end of the period	14,099	14,290	14,099	14,290

Non-cash investing and financing activities:

Purchase of property and equipment on credit	539	142	539	142
Inventory transferred to be used as property and equipment	591	293	-	126